UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-42553

Baiya International Group Inc.

(Registrant’s Name)

5Q, No. 5 Golf Avenue

Guangpei Community, Guanlan Street

Longhua District, Shenzhen, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

On May 30, 3025, Baiya International Group Inc. (the “Registrant” or the “Company”) held its Annual General Meeting of Shareholders (the “Meeting”).

At the Meeting, the shareholders voted to approve (1) the proposal that, immediate effect, the authorized share capital of the Company be increased from US$50,000 divided into 400,000,000 ordinary shares of par value US$0.0001 each and 100,000,000 preferred shares of par value US$0.0001 each to US$180,000 divided into 1,700,000,000 ordinary shares of par value US$0.0001 each and 100,000,000 preferred shares of par value US$0.0001 each (the “Increase of Authorized Share Capital”), (2) the proposal that subject to approval by the shareholders of the “Increase of Authorized Share Capital” and immediately following the Increase of Authorized Share Capital, the authorized share capital of the Company be amended and reclassified as follows with immediate effect by undertaking the following steps: (a)1,600,000,000 of the authorized ordinary shares of par value US$0.0001 each (including all of the existing issued ordinary shares) in the Company will be re-designated and reclassified as 1,600,000,000 class A ordinary shares of par value US$0.0001 each (the “Class A Ordinary Shares”), where the rights of the existing ordinary shares shall be the same as the Class A Ordinary Shares; and (b)100,000,000 authorized but unissued ordinary shares of par value US$0.0001 each in the Company will be cancelled and a new class of shares comprising of 100,000,000 class B ordinary shares of par value US$0.0001 each (the “Class B Ordinary Shares”), which will be entitled to twenty (20) votes per share, will be created, such that the authorized share capital of the Company shall become US$180,000 divided into 1,600,000,000 Class A Ordinary Shares of par value US$0.0001 each, 100,000,000 Class B Ordinary Shares of par value US$0.0001 each and 100,000,000 preferred Shares of par value US$0.0001 each (the “Share Capital Reorganization”), and (3) the proposal that subject to approval by the shareholders of the Increase of Authorized Share Capital and the Share Capital Reorganization, with effect from the effective date of the Increase of Authorized Share Capital and the Share Capital Reorganization, the fourth amended and restated memorandum and articles of association of the Company in the form as attached to the shareholders meeting notice (the “Amended M&AA”) be approved and adopted as the new memorandum and articles of association of the Company in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company to reflect.

The Amended M&AA is attached as Exhibit 3.1 to this Form 6-K.

Exhibits

Exhibit No.	Description of Exhibit
3.1	Fourth Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2025	Baiya International Group Inc.

	By:	/s/ Siyu Yang
Siyu Yang
Chief Executive Officer

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